Exhibit 99.1 - Explanation of Responses
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   (1) As of January 1, 2009, in connection with an internal corporate reorganization not constituting a sale, each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC (together, the "Predecessor Advisors") assigned to S.A.C. Capital Advisors, L.P. ("SAC Capital Advisors LP") all of its rights and responsibilities under its investment management agreements with certain private investment funds, including its investment management agreement with S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), which directly owns Common Stock of the Issuer, and SAC Capital Advisors LP assumed all responsibilities under the investment management agreements. No other consideration was received by the Reporting Persons in connection with the assignment. The direct ownership of Common Stock of the Issuer and warrants with respect to Common Stock of the Issuer by SAC Associates was not affected by the assignment. S.A.C. Capital Advisors, Inc. ("SAC Capital Advisors Inc.") is the general partner of SAC Capital Advisors LP. This Form 3 is being filed to replace the Predecessor Advisors with SAC Capital Advisors LP and SAC Capital Advisors Inc. as reporting persons under
   Section 16.

   (2) SAC Capital Advisors LP acts as investment manager to SAC Associates and, pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Associates. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Steven A. Cohen controls SAC Capital Advisors Inc. Steven A. Cohen and SAC Associates are currently reporting persons under
   Section 16 with respect to the Issuer. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's Common Stock held by SAC Associates is reported herein. SAC Capital Advisors LP and SAC Capital Advisors Inc. disclaim any beneficial ownership of any of the Issuer' s securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of their respective indirect pecuniary interests therein, and this report shall not be deemed an admission that SAC Capital Advisors LP or SAC Capiral Advisors Inc. is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

   (3) The warrants contain certain restrictions on their exercise, including an issuance limitation prohibiting the holder and its affiliates from exercising the warrants to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant.